Filed pursuant to Rule 424(b)(3)
Registration No. 333-139184
PROSPECTUS

5,634,500 Shares

TVIA, INC.

Common Stock

This prospectus relates to the disposition of up to 5,634,500 shares of our common stock by the selling security holders identified in this prospectus, including 864,500 shares of our common stock issuable to the selling security holders upon the exercise of warrants to purchase our common stock. The selling security holders may dispose of such shares from time to time on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any proceeds from this offering. We will, however, receive the proceeds from the sale of shares of our common stock to the selling security holders upon the cash exercise of their warrants. We will bear costs relating to the registration of these shares. See “Plan of Distribution” for more information.

Our common stock is listed on The Nasdaq Capital Market under the symbol “TVIA.” On December 28, 2006, the last reported sale price for our common stock was $0.92 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on Page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 29, 2006.

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus. Information incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference.

You should read carefully the entire prospectus, as well as the documents incorporated by reference into the prospectus, before making an investment decision. In this prospectus, unless otherwise indicated, the words “we,” “us,” and “our” refer to Tvia, Inc. and its subsidiaries and do not refer to the selling security holders.

SUMMARY

Our Business

The following summary highlights selected information from this prospectus and the information incorporated by reference. Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information in this prospectus, including “Risk Factors,” and other documents which are incorporated by reference in this prospectus.

We are a fabless semiconductor company which designs and develops an extensive line of flexible, high quality digital display processors used in next-generation digital liquid crystal display, or LCD, high definition, or HD, standard definition, or SD and progressive-scan TVs, as well as other multimedia-related devices.

We currently offer three product families: the TrueView 5700 family, introduced in calendar year 2004; the TrueView 5600 family, introduced in calendar year 2003; and the CyberPro 5202 family, introduced in calendar year 2002. These product families currently generate most of our revenues. We sell our products through two channels. First, we sell our products directly to original equipment manufacturers, or OEMs, and recognize revenues at the time of shipment to these OEMs. We also sell our products to a number of distributors.

In August 2006, we announced a new turnkey contract manufacturing service. The service provides customers with turnkey TVs, complete knock-down, or CKD, or semi knock-down, or SKD, which refers to television products sold in kit form for later reassembly. We intend to leverage our manufacturing clients in China which are currently manufacturing TVs utilizing Tvia TV designs, to build TVs, SKDs and CKDs for major brand names worldwide at significantly lower costs. We believe the manufacturing service solves a problem for consumer electronics companies that want to benefit from China’s low-cost manufacturing base, but face challenges in locally managing project schedules, ensuring product quality, and delivering documentation. No revenue attributable to this service business is included in historical revenues.

Historically, a relatively small number of customers and distributors have accounted for a significant portion of our product sales. Approximately 74% and 80% of our total revenues for the six months ended September 30, 2006 and our fiscal year ended March 31, 2006, respectively, were derived from customers located outside the United States. Our top three customers, including distributors, accounted for 37% and 39% of total revenues in the six months ended September 30, 2006 and our fiscal year ended March 31, 2006, respectively.

Various factors have affected and may continue to affect our gross margin. These factors include, but are not limited to, our product mix, the position of our products in their respective life cycles, yields and the mix of our product sales. For example, newly introduced products generally have higher average selling prices and generate higher gross margins. Both average selling prices and the related gross margins typically decline over product life cycles due to competitive pressures and volume price agreements. Our gross margin and operating results in the future may continue to fluctuate as a result of these and other factors.

The sales cycle for the test and evaluation of our products can range from two months to six months or more, plus an additional three to six months or more before an OEM customer commences volume production of equipment incorporating our products, if ever. Due to these lengthy sales cycles, we typically experience a delay between incurring operating expenses and inventory costs and the generation of revenues from design wins.

We have sustained operating losses on a quarterly and annual basis since inception in 1993. As of September 30, 2006, we had an accumulated deficit of approximately $86.8 million. These losses resulted from significant costs incurred in the planning and development of our technology and services and from significant marketing costs. We have a subsidiary in Hefei, People’s Republic of China that performs final production tests, research and development and logistics support. We also have an office in Shenzhen, People’s Republic of China, to provide sales and complete system support including design and integration to our customers.

We were originally incorporated in California as Intergraphics Systems, Inc. in March 1993. In August 1997, we changed our name to IGS Technologies. In March 2000, we changed our name to Tvia, Inc. In August 2000, we reincorporated in Delaware. We have a subsidiary in the People’s Republic of China that supports our research and development activities and performs product testing and sales and marketing functions.

Our principal executive offices are located at 4001 Burton Drive, Santa Clara, CA 95054, our telephone number is (408) 327-8000, and our Internet address is www.tvia.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to “Tvia,” “we,” “us,” and “our” refer to Tvia, Inc. and our subsidiaries.

Recent Developments

On November 22, 2006, we announced the completion of an accounting review and restatement of historical financial statements. We filed an amended Form 10-K/A for the fiscal year ended March 31, 2006 and amended Form 10-Qs for the quarters ended December 31, 2005 and June 30, 2006. Historically, we had recognized revenue when our products were delivered to distributors or manufacturers based upon contract terms that provided for no returns. The restatements arose because of our subsequent inability to timely collect, or enforce payment terms with respect to, sales to certain customers in Asia, which indicated that revenue upon shipment was not the appropriate revenue recognition method for such sales.

Management has identified material weaknesses in our internal control over financial reporting. We have not performed an evaluation of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. If such an evaluation had been performed, or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies or other control deficiencies may have been or may be identified.

On October 6, 2006, a securities class action complaint was filed against the Company in the United States District Court for the Northern District of California, entitled Richardson v. Tvia, Inc., et al. The Richardson complaint named as defendants the Company and three of its officers, alleging that they violated the federal securities laws by misrepresenting and failing to disclose certain material information about the Company’s business and forecasted revenues. The Richardson complaint sought unspecified amounts of compensatory damages and disgorgement. On November 24, 2006, a first amended class action complaint was filed in the Richardson action. The amended complaint continues to claim the same violations of the federal securities laws as the original complaint, but adds allegations concerning the our recently-announced restatement and extends the class period to encompass the period from February 7, 2006 through November 16, 2006. The amended complaint continues to seek unspecified amounts of compensatory damages and disgorgement.

On November 27, 2006, a second securities class action was filed against us in the United States District Court for the Northern District of California, entitled Edgar De Sola v. Tvia, Inc. The De Sola complaint is largely identical to the Richardson amended complaint. The De Sola complaint names us and three of our officers as defendants, alleging violations of certain federal securities laws by misrepresenting and failing to disclose certain material information about our forecasted revenues for our second fiscal quarter, and for misrepresenting and failing to disclose certain material information in connection with our recent restatement. The class period of the De Sola complaint is from February 7, 2006 through November 16, 2006. The De Sola complaint seeks unspecified amounts of compensatory damages and disgorgement.

On October 17, 2006, a securities complaint was filed against the Company in the United States District Court for the Southern District of New York, entitled Whalehaven Capital Fund Limited v. Tvia, Inc., et al. The Whalehaven complaint names as defendants the Company and eight of its officers and directors, alleging that they violated the federal securities laws and state law by misrepresenting and failing to disclose certain material information regarding the Company’s business and forecasted revenues in connection with the purchase of securities from the Company in a private placement that closed in August 2006. The Whalehaven complaint seeks compensatory damages in excess of $925,000, rescission of a Securities Purchase Agreement dated as of August 15, 2006 between the Company and certain investors, and punitive damages. Certain other investors who, like Whalehaven, purchased the Company’s securities pursuant to the Securities Purchase Agreement have also made claims against the Company seeking compensation or other relief with respect to their purchases.

On November 30, 2006, the Company settled claims with certain of these investors who, in the aggregate, had purchased 2,300,000 shares of common stock pursuant to the Securities Purchase Agreement.

The lawsuits are in the pretrial stage and no discovery has been conducted by any of the parties. The defendants in Whalehaven have filed a motion to dismiss the complaint. Defending ourselves and our officers and directors in these lawsuits is expensive and time-consuming and detracts management’s attention from the operation of our business. We cannot assure you that we will be successful in defending against these claims or that other claims will not be asserted. Nor can we assure you that any insurance we have will cover all or any of these or future claims against us. If we are unsuccessful, we may be subject to fines, penalties and sanctions that could negatively impact our financial condition and our ability to operate our business.

The Offering

Common stock offered by the selling security holders	5,634,500 shares

This prospectus relates to the disposition of up to 5,634,500 shares of our common stock by the selling security holders identified in this prospectus, including 864,500 shares of our common stock issuable to the selling security holders upon the exercise of warrants to purchase our common stock. The selling security holders may dispose of such shares from time to time on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any proceeds from this offering. We will, however, receive the proceeds from the sale of shares of our common stock to the selling security holders upon the cash exercise of their warrants. We will bear costs relating to the registration of the shares. See “Plan of Distribution” for more information.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide to buy any shares of our common stock. Risks and uncertainties, in addition to those we describe below, that are not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business could be harmed, the price of our common stock could decline and you may lose all or part of your investment.

Any shortage of LCD panels or other key components has had and could have an adverse impact on our business and have a negative impact on our revenue and earnings.

The availability of LCD panels has been constrained from time to time, causing shortages of panels and/or increases in the cost of the panels to our vendors and customers. Any shortage of LCD panels and/or related price increases could result and has resulted in customers rapidly changing their demand for our products. In addition, if vendors to whom we have subcontracted the assembly of TV, SKD and CKD systems are unable to obtain the components necessary to assemble systems, we in turn are unable to deliver those systems to our customers. In the quarter ended September 30, 2006 the Company experienced a significant decrease in revenue. The reduction in revenue was primarily due to shortages of LCD panels and other key components used to assemble digital TVs and flat panel displays. The shortages had a significant impact on some of our customers’ manufacturing schedules and consequently, their order rate for processors, as well as on the Company’s ability to deliver system level products. Moreover, because certain customers who may have been impacted by the panel shortage did not pay us, we were required to restate our financial results and defer significant amounts of previously recorded revenues, we may never recognize these amounts. Any future shortages of LCD panels or components would materially harm our business and have a negative impact on our earnings.

A significant amount of our revenues come from a few customers and any decrease in revenues from these customers could significantly impact our financial results.

Historically we have been, and we expect to continue to be, dependent on a relatively small number of customers for a significant portion of our total revenues.

Sales to Kanematsu, Micro Network Korea, SMS and Premier Components Distribution represented 14%, 12%, 11% and 10% of total revenues for the six months ended September 30, 2006, respectively. Sales to Sharp Trading Company, SMS Electronics, Ltd and Shenzhen Ricom Industrial Development Co., Ltd, accounted for 16%, 13% and 10% of total revenues for the year ended March 31, 2006, respectively.

We may not be able to retain our largest customers or to obtain additional key accounts. Most of our sales are made on the basis of purchase orders rather than long-term contracts, so customers could stop purchasing products from us at any time without penalty. Any reduction or delay in sales of our products to any key customer, the loss of a key customer or our inability to successfully develop relationships with additional key customers could negatively impact our financial results.

Our future operating results are likely to fluctuate and may fail to meet expectations which could cause our stock price to decline.

Our operating results have varied in the past and are likely to do so in the future as we attempt to meet consumer demand in the markets for advanced televisions and emerging interactive displays. Our future operating results will depend on many factors and may fail to meet our expectations for a number of reasons. Any failure to meet these expectations or those of securities analysts and investors could cause our stock price to fluctuate or decline significantly. A number of factors, including those listed below, may cause fluctuations in our operating results and stock price:

•	availability and pricing of panels and other components for flat panel TVs;

•	increased competition and competitive pricing pressures;

•	the general condition of the semiconductor industry market;

•	costs and outcome of legal proceedings;

•	fluctuations in the volume of product sales, changes in product mix and pricing concessions on sales;

•	customer inventory levels and market share;

•	the timing, rescheduling or cancellation of significant customer orders;

•	our ability to gain design wins with our customers and ramp new designs into production volumes;

•	seasonal demand for products into which our products are incorporated;

•	the timing of investments in, and the results of, research and development;

•	changes in industry standards;

•	introduction of interactive television services by service providers;

•	availability of manufacturing capacity and raw materials, and inventory write-offs;

•	product introductions and price changes by our competitors;

•	our ability to specify, develop, introduce and market new products with smaller geometries, more features and higher levels of design integration in accordance with design requirements and design cycles;

•	the level of orders received that can be shipped in a given period;

•	changes in earning estimates or investment recommendations by analysts;

•	changes in investors perceptions; and

•	the effect of the terrorist attacks in the United States and any related conflicts or similar events worldwide.

We are party to securities litigation and potential claims that distract our management, are expensive to conduct and seek damage awards.

On October 6, 2006, a securities class action complaint was filed against the Company in the United States District Court for the Northern District of California, entitled Richardson v. Tvia, Inc., et al. The Richardson complaint named as defendants the Company and three of its officers, alleging that they violated the federal securities laws by misrepresenting and failing to disclose certain material information about the Company’s business and forecasted revenues. The Richardson complaint sought unspecified amounts of compensatory damages and disgorgement. On November 24, 2006, a first amended class action complaint was filed in the Richardson action. The amended complaint continues to claim the same violations of the federal securities laws as the original complaint, but adds allegations concerning the our recently-announced restatement and extends the class period to encompass the period from February 7, 2006 through November 16, 2006. The amended complaint continues to seek unspecified amounts of compensatory damages and disgorgement.

On November 27, 2006, a second securities class action was filed against us in the United States District Court for the Northern District of California, entitled Edgar De Sola v. Tvia, Inc. The De Sola complaint is largely identical to the Richardson amended complaint. The De Sola complaint names us and three of our officers as defendants, alleging violations of certain federal securities laws by misrepresenting and failing to disclose certain material information about our forecasted revenues for our second fiscal quarter, and for misrepresenting and failing to disclose certain material information in connection with our recent restatement. The class period of the De Sola complaint is from February 7, 2006 through November 16, 2006. The De Sola complaint seeks unspecified amounts of compensatory damages and disgorgement.

On October 17, 2006, a securities complaint was filed against the Company in the United States District Court for the Southern District of New York, entitled Whalehaven Capital Fund Limited v. Tvia, Inc., et al. The Whalehaven complaint names as defendants the Company and eight of its officers and directors, alleging that they violated the federal securities laws and state law by misrepresenting and failing to disclose certain material information regarding the Company’s business and forecasted revenues in connection with the purchase of securities from the Company in a private placement that closed in August 2006. The Whalehaven complaint seeks compensatory damages in excess of $925,000, rescission of a Securities Purchase Agreement dated as of August 15, 2006 between the Company and certain investors, and punitive damages. Certain other investors who, like Whalehaven, purchased the Company’s securities pursuant to the Securities Purchase Agreement have also made claims against the Company seeking compensation or other relief with respect to their purchases.

On November 30, 2006, the Company settled claims with certain of these investors who, in the aggregate, had purchased 2,300,000 shares of common stock pursuant to the Securities Purchase Agreement.

The lawsuits are in the pretrial stage and no discovery has been conducted by any of the parties. The defendants in Whalehaven have filed a motion to dismiss the complaint. Defending ourselves and our officers and directors in these lawsuits is expensive and time-consuming and detracts management’s attention from the operation of our business. We cannot assure you that we will be successful in defending against these claims or that other claims will not be asserted. Nor can we assure you that any insurance we have will cover all or any of these or future claims against us. If we are unsuccessful, we may be subject to fines, penalties and sanctions that could negatively impact our financial condition and our ability to operate our business.

We currently rely on certain international customers for a substantial portion of our revenues and are subject to risks inherent in conducting business outside of the United States.

Sales of our products to our OEM customers and to distributors located outside the United States accounted for 74% and 84% of our total revenues for the three months ended September 30 2006 and 2005, respectively. Sales of our products to our OEM customers and to distributors located outside the United States accounted for 74% and 82% of our total revenues for the six months ended September 30 2006 and 2005, respectively. There are a number of risks arising from our international business, which could adversely affect future results, including:

•	difficulties in collecting accounts receivable

•	difficulties in managing distributors or representatives

•	exchange rate variations, tariffs, import restrictions and other trade barriers

•	political and economic instability

•	unexpected changes in regulatory requirements

Our international sales currently are denominated in U.S. dollars. Consequently, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets.

We were required to defer significant amounts of revenue, and we may not be able to recognize those amounts if our customers do not pay us.

We restated our financial results for the year ended March 31, 2006 and the quarters ended December 31, 2005 and June 30, 2006 because we were unable to enforce contractual collection terms or collect amounts owed to us from certain of our customers in Asia. In connection with the restatement, we deferred significant amounts of revenue, which we will not be able to recognize until we are paid by our customers. These customers may be unwilling or unable to use our products that are in their possession for various reasons. With regard to our restatement, we believe the subsequent shortage of panels necessary to build televisions prevented certain of our customers from using our semiconductors they had in inventory. As a result, those customers did not pay us in accordance with the contractual terms they had agreed to. In the event our products become obsolete, our customers are able to obtain similar products at lower prices, our customers are not able to obtain other component parts needed to manufacture an end product, or demand for or prices of the products they had intended to manufacture incorporating our products decline, customers may not pay for our products. This, in turn, would prevent us from recognizing as revenue amounts that have been deferred.

New product announcements could result in decreased demand for our older products or a decline in our inventory value, which in turn may harm our business, financial position and operating results.

The digital TV industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. In order to remain competitive, we must develop new, enhanced products. From time to time, we may introduce new products or technologies that have the potential to replace our existing products. New product announcements or introductions may cause customers with existing inventory of our older products to attempt to return those older products to us for credit, or may impact the price at which we can sell our older products to customers. Each of these occurrences could cause our inventory on hand as well as inventory in our distribution channel to decline substantially in value or to rapidly become obsolete, resulting in inventory write-downs which would harm our revenues and gross margins. In addition, customers may delay placing orders in anticipation of the availability of a new product, which would have a negative effect on our revenue.

We identified three material weaknesses in internal control over financial reporting during fiscal years 2006 and 2007. If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately, which may cause investors to lose confidence in our reported financial information and have an adverse effect on the price of our common stock.

Management identified three material weaknesses in our internal controls over financial reporting. We have not performed an evaluation of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies and other control deficiencies may have been or may be identified. Although we are taking measures that are intended to remediate the material weaknesses, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, significant deficiencies and control deficiencies.

Our independent registered public accounting firm has not been engaged to audit, nor has it audited, the effectiveness of our internal control over financial reporting. Accordingly, our independent registered public accounting firm has not rendered an opinion on our internal control over financial reporting, nor has it evaluated any of the measures we have taken, or that we propose to take, to address the material weaknesses discussed above. The existence of material weaknesses could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

Our industry is highly competitive, and we cannot assure you that we will be able to effectively compete.

The market for advanced televisions and emerging interactive displays in particular, and the semiconductor industry in general, are highly competitive. We compete with a number of domestic and international suppliers of semiconductors in our targeted markets. We expect competition to intensify as current competitors expand their product offerings and new competitors enter our targeted markets. We believe that we must compete on the basis of a variety of factors, including:

•	functionality;

•	performance;

•	time to market;

•	price;

•	conformity to industry standards;

•	product road maps; and

•	technical support.

We currently compete with Genesis Microchip, Inc., Pixelworks, Inc., Trident Microsystems, Inc. and Taiwanese chipmakers such as MediaTek, Morningstar and Realtek. In addition to these competitors, we expect other major semiconductor manufacturers will enter our targeted markets as the DTV and information access device markets become more established. A number of companies, including STMicroelectronics N.V., LSI Logic and Philips Electronics N.V. have announced that they are developing or plan to introduce competing products in the advanced television and emerging interactive display markets which could result in significant competition.

Some of our current and potential competitors operate their own fabrication facilities or have a longer operating history and significantly greater financial, sales and marketing resources. They may also have pre-existing relationships with our customers or potential customers. As a result, these competitors may be able to adapt more quickly to new or emerging products, develop new technologies, or address changes in customer requirements or devote greater resources to the development and promotion of strategic relationships among themselves or with existing or potential customers. It is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Increased competition could harm our business, results of operations and financial condition by, for example, increasing pressure on our profit margin or causing us to lose sales opportunities.

We expect continuing losses and may not achieve profitability which could affect our ability to expand our business.

We have incurred significant operating losses in each year since our inception, except in fiscal year 2004. The net income reported in fiscal year 2004 was primarily due to the sale of our software business. We expect to continue to incur net losses for the foreseeable future, primarily as a result of expenses for research and development. We have incurred net losses of approximately $86.8 million from our inception in March 1993 through September 30, 2006. If we continue to incur net losses, we may not be able to expand our business as quickly as we would like. We do not know when or if we will become profitable and if we do become profitable, we may not be able to sustain or increase our profitability.

A slowdown in the DTV market could significantly affect our revenue growth.

Our current product development efforts are focused on 17 inch to 42 inch LCD and Plasma digital televisions. According to industry sources, this market is estimated to continue to grow rapidly. If this market growth were to slow down significantly, the demand for our products would also decline, materially affecting our ability to increase revenue.

We depend on two independent foundries to manufacture our products based on our forecasts, which could result in an oversupply or undersupply of products.

We do not own or operate our own fabrication facility. We currently depend upon two outside foundries for the manufacture of our products, United Manufacturing Corporation, or UMC, located in Taiwan and HuaHong NEC in the People’s Republic of China. We do not have long term supply agreements with these foundries to manufacture our semiconductor products and each has limited manufacturing capacity.

The foundries require us to provide forecasts of our anticipated manufacturing orders in advance of receiving purchase orders from our customers. This may result in product shortages or excess product inventory. Obtaining additional supply in the face of product shortages may be costly or not possible, especially in the short term. Our failure to adequately forecast demand for our products would materially harm our business. The foundries may allocate capacity to the production of other companies’ products while reducing delivery to us on short notice.

We depend on third-party subcontractors for assembly of our semiconductors which reduces our control over the delivery, quantity, quality, or cost of our products.

Substantially all of our products are assembled by one of three subcontractors, two of which are located in Taiwan, and one in Shanghai, People’s Republic of China. Typically, we procure services from these subcontractors on a purchase order basis. Their availability to assemble our products could be adversely affected if any of these subcontractors experiences financial difficulties or suffers any damage or destruction to its facilities or any other disruption of its assembly capacity. Because we rely on third party subcontractors for assembly of our products, we cannot directly control product delivery schedules. We have experienced in the past, and may experience in the future, product shortages or quality assurance problems that could increase the cost of manufacturing or testing of our products. It is time consuming and difficult to find and qualify alternative assemblers. If we are forced to find substitute subcontractors, shipments of our products could be delayed. Any problems associated with the delivery, quantity or cost of our products could harm our business.

Our operating expenses may increase as we build our business and these increased expenses may impact our ability to become profitable.

We have made substantial expenditures on research and development and organizational infrastructure consisting of an executive team, finance, sales, marketing and management information systems departments and our design center located in the People’s Republic of China. For the three months ended September 30, 2006 and 2005, research and development expenses represented 225% and 71% of our revenues, respectively. For the six months ended September 30, 2006 and 2005, research and development expenses represented 177% and 89% of our revenues, respectively. We expect to continue to spend financial and other resources on developing and introducing new products and services, and on our research and development activities in China. While we have implemented actions intended to reduce our operating expenses, our operating expenses may increase as a percentage of revenues if our revenues decline. If our revenues do not increase or we are not able to reduce expense levels, our business and results of operations could suffer. We base our expense levels in part on our expectations regarding future revenues. If our revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter.

Because of our long product development process and sales cycle, we incur substantial expenses before we generate revenues and may not recover our expenditures.

To develop market acceptance of our products, we must dedicate significant resources to research and development, production and sales and marketing. We develop products based on forecasts of demand and we incur substantial product development expenditures prior to generating associated revenues. Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for testing, evaluating and designing our products into a customer’s equipment can take up to nine months or more, with an additional three to nine months or more before an OEM customer commences volume production of equipment incorporating our products, if ever. Because of this lengthy development cycle, we may experience a delay between the time we incur expenses for research and development and sales and marketing efforts and the time when we generate revenues, if any.

Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our products. Rather, it is a decision by a customer to use our products in the design process. In addition, our customers can choose at any time to discontinue using our products in that customer’s designs or product development efforts. If our products are chosen to be incorporated into a customer’s products, we may still not realize significant revenues from that customer if that customer’s products are not commercially successful. As a result, our profitability from quarter to quarter and from year to year may be materially affected by the number and timing of our new product introductions in any period and the level of acceptance gained by these products.

If we fail to successfully develop, introduce and sell new products, we may be unable to effectively compete in the future.

We operate in a highly competitive, quickly changing environment marked by new and emerging products and technologies. Our success depends on our ability to develop, introduce and successfully market new products and enhance our existing products in the advanced television and emerging interactive display markets. The development of these new products is highly complex and, from time to time, we have experienced delays in completing their development and introduction. Any one of the following factors could affect our ability to develop, introduce and sell new products and could materially harm our business:

•	our failure to complete new product designs in a timely manner;

•	our inability to manufacture our new products according to design specifications;

•	our inability to deliver our products to our customers in a timely manner for any reason, including lack of manufacturing capacity or the failure of our contracted foundries to meet targeted-manufacturing yields; and

•	our sales force’s and independent distributors’ inability to create adequate demand for our products.

We may encounter periods of semiconductor oversupply, resulting in pricing pressure, as well as undersupply, resulting in a risk that we could be unable to fulfill our customers’ requirements.

The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, its products. These fluctuations have resulted in circumstances when supply and demand for the industry’s products have been widely out of balance. Our operating results may be materially harmed by industry wide semiconductor oversupply, which could result in severe pricing pressure or inventory write-downs. Conversely, in a market with undersupply, we would have to compete with larger companies for limited manufacturing capacity. If material shortages occur, we may incur additional costs to procure the scarce components or be unable to have our products manufactured in a timely manner or in quantities necessary to meet our requirements. Since we outsource all of our manufacturing, we are particularly vulnerable to supply shortages. As a result, we may be unable to fill orders and may lose customers. Any future industry wide oversupply or undersupply of semiconductors would materially harm our business and have a negative impact on our earnings.

If we have to qualify new independent foundries for any of our products and do not have sufficient supply of our products on hand, we may lose revenues and damage our customer relationships.

Processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities. The foundries we use have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start up of new process technologies. In addition, the foundries we use are located in a seismically active area, and earthquakes have caused these foundries to close for repairs, resulting in a delay in manufacturing our products.

Although we primarily utilize two independent foundries, most of our components are not manufactured at both foundries at any given time. The inability of one of the foundries to provide components could result in significant delays and harm our business. In the event either foundry experienced manufacturing or financial difficulties or suffered any damage or destruction to its facilities, or in the event of any other disruption of foundry capacity, we may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. For example, in September 1999, Taiwan experienced a major earthquake. The earthquake and its resulting aftershocks caused power outages and significant damage to Taiwan’s infrastructure. Similarly, in September 2001, a typhoon hit Taiwan causing businesses in Taipei and the financial markets to close for two days.

In addition, as a result of the rapid growth of the semiconductor industry based in the industrial park where both foundries are located, severe constraints have been placed on the water and electricity supply in that region. Any shortages of water or electricity or a natural disaster could adversely affect these foundries’ ability to supply our products, which could have a material adverse effect on our operating results.

Even our current outside foundries would need to have manufacturing processes qualified in the event of a disruption at the other foundry, which we may not be able to accomplish in a timely manner sufficient to prevent an interruption in the supply of the affected products. We cannot provide assurance that any existing or new foundries would be able to produce integrated circuits with acceptable manufacturing yields in the future, or will continue to have sufficient capacity to meet our needs. If our manufacturing requirements are not satisfied, our business would be materially harmed.

Our semiconductors are complex to manufacture and may have errors or defects which could be costly to correct.

The manufacture of semiconductors is a complex process. Foundries may not achieve acceptable product yields from time to time due to the complexity of the integrated circuit design, inadequate manufacturing processes and other reasons. We refer to the proportion of final acceptable integrated circuits that have been processed, assembled and tested relative to the gross number of integrated circuits that could have been produced from the raw materials as our product yields. Identifying defects and determining the reason for low yields may be discovered after production has begun and at various stages of the production cycle. Our failure to discover defects early in the production cycle will result in higher costs and may require a diversion of our technical personnel and resources away from product development in order to correct the defect. In addition, defective products that have been released into the market and distributed to our customers and end users may result in harm to our reputation, significant warranty costs, diversion of our technical and managerial resources and potential product liability claims that would be costly to defend.

Our embedded software is complex and may have bugs or defects which could be costly to correct.

Our products depend on complex software that we develop internally and license from others. Complex software often contains defects, particularly when first introduced or when new versions are released. Determining whether our embedded software has defects may occur after our products are released into the market and distributed to our customers and end users, and may result in harm to our reputation, significant warranty costs, diversion of our technical resources and potential product liability claims that would be costly to defend and divert managerial resources.

If the industries into which we sell our products experience recession or other cyclical effects impacting our customers’ budgets, our operating results could be negatively impacted.

The primary customers for our products are companies in the advanced television and emerging display device markets. Any significant downturn in these particular markets or in general economic conditions which result in the decrease of research and development budgets or capital expenditures would likely result in the reduction in demand for our products and services and could harm our business. For example, the United States economy, including the semiconductor industry, has experienced a recession, which has negatively impacted our business and operating results. A further decline in the United States economy could result from further terrorist attacks in the United States. If the economy were to decline as a result of economic, political and social turmoil, existing and prospective customers may continue to reduce their design budgets or delay implementation of our products, which could further harm our business and operating results.

In addition, the markets for semiconductor products are cyclical. In recent years, some Asian countries have experienced significant economic difficulties, including devaluation and instability causing business failures and a depressed business environment. In addition, the electronics industry has historically been subject to seasonal and cyclical fluctuations in demand for its products, and this trend is likely to continue in the future. These industry downturns have been, and my continue to be, characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices. As a result, our future operating results may reflect substantial fluctuations from period to period as a consequence of these industry patterns, general economic conditions affecting the timing of orders from customers and other factors. Any negative factors affecting the semiconductor industry, including the downturns described here, could significantly harm our business, financial condition and results of operations.

We depend on key personnel, the loss of whom would impair or inhibit the growth of our business.

Our success depends on the skills, experience and performance of our executive officers and other key management and technical personnel, many of whom would be difficult to replace. We are particularly dependent on Eli Porat, our Chief Executive Officer and President. The competition for employees with technical skills is intense, particularly in the San Francisco Bay Area, and we may not be able to attract and retain a sufficient number of such qualified new personnel in the future. The loss of the service of one or more of our key employees, or our failure to attract, retain and motivate qualified personnel would inhibit the growth of our business.

We rely on strategic relationships to commercialize our products, and these relationships may require that we expend significant resources without guarantees that our endeavors will be profitable.

We rely on strategic relationships with some of our customers who we believe are the market leaders in our target markets. These relationships often involve the proposed development by us of new products involving significant technological challenges. Since the proposed products under development may offer potential competitive advantages to our customers, considerable pressure is frequently placed on us to meet development schedules. While an essential element of our strategy involves establishing such relationships, these projects require substantial amounts of our limited resources, with no guarantee of revenues to us, and could materially detract from or delay the completion of other important development projects. Delays in development could impair the relationship between our customers and us and negatively impact sales of the products under development. Moreover, our customers may develop their own solutions for products currently supplied by us, which could have an adverse effect on our business.

Political instability in the People’s Republic of China or Taiwan could harm our manufacturing and research and development capabilities and negatively impact our product sales.

We operate our research and development facility in the People’s Republic of China. In addition, most of our products are manufactured and assembled outside of the United States at facilities operated by third parties in Taiwan. The political and economic conditions in the region, including the People’s Republic of China’s dispute with Taiwan, may adversely impact our operations including manufacture and assembly of our products and research and development efforts. We cannot provide assurance that restrictive laws or policies on the part of either the People’s Republic of China or the United States will not constrain our ability to operate in both countries. If we are required to relocate our facilities, our business will be disrupted and our costs associated with research and development will increase.

If our competitors use our intellectual property and proprietary rights, our ability to compete would be impaired.

Our success depends in part upon our rights in proprietary technology and processes that we develop and license from, and to, others. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements with our employees, consultants and strategic partners in order to protect proprietary technologies that use our products. We cannot assure you that these measures will provide meaningful protection for our proprietary technologies and processes, and they do not prevent independent third party development of competitive products. In addition, it is difficult to monitor unauthorized use of technology, particularly in foreign countries where laws may not protect our proprietary rights as fully as in the United States.

We currently have two patents in the United States, and we may seek additional patents in the future. Because the content of patent applications in the United States is not publicly disclosed until the patent is issued, applications may have been filed which relate to our products or processes. We cannot provide assurance that our current patent applications or any future patent applications will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we have or may receive will be challenged or invalidated. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products.

We may face intellectual property infringement claims that could be costly and could result in the loss of proprietary rights which are necessary to our business.

Other parties may assert patent infringement claims against us, including claims against technology that we license from others, and our products or processes may infringe issued patents of others. Litigation is common in the semiconductor industry and any litigation could result in significant expense to us. Litigation would also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. Litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements may not be available on acceptable terms, including limitations on representations and warranties regarding infringement and indemnification in the event of infringement claims. Our failure or inability to develop non-infringing technology, license the proprietary rights on a timely basis or receive appropriate protection on licensed technology would harm our business.

Regulation of our customers’ products may slow the process of introducing new products and could impair our ability to compete.

The Federal Communications Commission, or the FCC, has broad jurisdiction over our target markets. Various international entities or organizations may also regulate aspects of our business or the business of our customers. Although our products are not directly subject to regulation by any agency, the transmission pipes, as well as much of the equipment into which our products are incorporated, are subject to direct government regulation. For example, before they can be sold in the United States, advanced televisions and emerging interactive displays must be tested and certified by Underwriters Laboratories and meet FCC regulations. Accordingly, the effects of regulation on our customers or the industries in which our customers operate may, in turn, harm our business. FCC regulatory policies affecting the ability of cable operators or telephone companies to offer certain services and other terms on which these companies conduct their business may impede sales of our products. In addition, our business may also be adversely affected by the imposition of tariffs, duties and other import restrictions on systems of suppliers or by the imposition of export restrictions on products that we sell internationally. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could harm our business.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

If we fail to comply with the provisions of our Registration Rights Agreement, we will incur financial penalties.

Pursuant to the terms of our Registration Rights Agreement, we agreed to register the shares of common stock sold to certain investors. If certain of our obligations under the Registration Rights Agreement are not met, we must make pro-rata liquidated damages payments to each investor that is a party to the Registration Rights Agreement. As of October 10, 2006, we had not met the 45 day registration requirement and made pro-rata liquidated damages payments to investors of $119,250. We subsequently failed to meet the next deadline which followed a month later and have accrued an additional $119,250 payable to investors. We may be liable for additional damages if we do not comply with the provisions of our Registration Rights Agreement.

We are exposed to risks and increased expenses as a result of laws requiring companies to evaluate internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to perform assessment of control by March 31, 2008, and our independent auditors to attest to the effectiveness of our internal controls over financial reporting beginning with our year ending March 31, 2008. We have implemented an ongoing program to perform the system and process evaluation and testing we believe to be necessary to comply with these requirements, however, we cannot assure you that we will be successful in our efforts. We expect to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, acting chief financial officer or independent registered public accounting firm determine that our internal controls over financial reporting are not effective as defined under Section 404, investor perceptions of our Company may be adversely affected and could cause a decline in the market price of our stock.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	authorizing the issuance of “blank check” preferred stock;

•	providing for a classified board of directors with staggered, three-year terms;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote.

In addition, provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and include statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” and similar expressions are intended to identify forward-looking statements. These are statements that relates to future periods and are subject to risks and uncertainties. Forward-looking statements include our beliefs with respect to the factors that may impact our gross margins, the reasons for and extent of our restatement, the attributes of the digital television market, our ability to leverage our manufacturing contacts in China to benefit our customers, our beliefs regarding the causes of our declining revenues, our ability to recognize as revenue any of our deferred revenue, our belief that we have taken appropriate steps to address material weaknesses in our internal controls, our levels of spending on research and development, our ability to introduce new products and the success of any future products or product enhancements, the factors that impact sales of our products, how long our existing cash will last, potential sources of future liquidity and the anticipated uses of our cash, the impact of changing interest rates or currency exchange rates on our financial results, our expectation regarding future expense levels, the amount of stock based compensation expense in future periods and the impact of recent accounting pronouncements and our critical accounting policies, estimates, models and assumptions on our financial results. All forward-looking statements in this prospectus are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: variations in demand for our products; the level and timing of sales; the extent of product and price competition; introductions or enhancements of products or delays in introductions or enhancements of products; hiring and retention of personnel; changes in the mix of products sold; general domestic and international economic and political conditions; the impact of and costs associated with litigation; our ability to recognized previously deferred revenue; and other factors and risks discussed in “Risk Factors” and elsewhere in this prospectus and our the other documents incorporated by reference into the prospectus.

No one has been authorized to give any information or to make any representations other than contained or incorporated by reference in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in our affairs since the date hereof.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock covered by this prospectus. An aggregate of 864,500 shares of common stock covered by this prospectus are issuable only upon the exercise of warrants issued to the selling security holders. Upon the cash exercise of the warrants, we could receive cash proceeds of up to $3,025,750. There can be no assurance any of these warrants will be exercised by the selling security holders, or, if exercised, that we will receive any cash proceeds upon such exercises as a result of a cashless exercise provision. Any cash proceeds received from the exercise of the warrants will be added to working capital and used for general corporate purposes.

SELLING SECURITY HOLDERS

The following table sets forth certain information as of November 30, 2006 regarding the beneficial ownership of common stock by each of the selling stockholders and the shares being offered by the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.

	Shares	Shares
	Beneficially	Beneficially
	Owned Before	Owned Before
	Offering	Offering
	(Excluding Shares	That are	Total Shares	Percentage		Number
	Issuable Upon	Issuable Upon	Beneficially	Beneficially	Number of	of Shares	Percentage
	Exercise of	Exercise of	Owned	Owned Before	Shares	Owned After	Owned
Name and Address of Beneficial Owner	Warrants)	Warrants	Before Offering	Offering(1)	Offered	the Offering(2)	After Offering(1)

Alice Ann Corporation	20,000	7,000	27,000	*	27,000	—	*
Conquest I, LP(2)	200,000	70,000	270,000	*	270,000	—	*
Carolyn Salon	10,000	3,500	13,500	*	13,500	—	*
Crescent International Ltd	200,000	70,000	270,000	*	270,000	—	*
Daniel B. Ahlberg TTEE and Linda O. Ahlberg TTEE, Ahlberg Joint Revocable Trust u/a DTD 8/24/06	15,000	5,250	20,250	*	20,250	—	*
David C. and Carole A. Brown TTEE	20,000	7,000	27,000	*	27,000	—	*
David M. Westrum, TTE
FBO David M. Westrum Revocable Living Trust u/a	15,000	5,250	20,250	*	20,250	—	*
Dennis D. Gonyea	20,000	7,000	27,000	*	27,000	—	*
Donald O. & Janet M. Voight TTEE’s FBO Janet M Voight Trust u/a dtd 08/29/96	15,000	5,250	20,250	*	20,250	—	*
E. Terry Skone	15,000	5,250	20,250	*	20,250	—	*
Elizabeth J. Kuehne	10,000	3,500	13,500	*	13,500	—	*
Enable Growth Partners LP(3)	360,000	126,000	486,000		486,000	—	*
Enable Opportunity Partners LP(3)	72,000	25,200	97,200	*	97,200	—	*
Gary A. Bergren	20,000	7,000	27,000	*	27,000	—	*
Greenwich Investment Partners, LP	300,000	—	300,000	*	300,000	—	*
Gruber and McBaine International	116,300	28,000	144,300	*	108,000	36,300	*
J Patterson McBaine	576,950	10,500	699,450	2.3%	40,500	658,950	2.2
Joel Salon	10,000	3,500	13,500	*	13,500	—	*
John T. Potter	20,000	7,000	27,000	*	27,000	—	*
Jon D and Linda W Gruber Trust	562,000	17,500	843,000	2.8	67,500	775,800	2.6
Lagunitas Partners L.P.	305,950	84,000	389,950	1.3	324,000	65,950	*
Manual A. Villafana	15,000	5,250	20,250	*	20,250	—	*
MicroCapital Fund LP	670,000	—	670,000	2.2	670,000	—	*
MicroCapital Fund Ltd	330,000	—	330,000	1.1	330,000	—	*
Paul C. & Nancy S. Seel JTWROS	15,000	5,250	20,250	*	20,250	—	*

	Shares	Shares
	Beneficially	Beneficially
	Owned Before	Owned Before
	Offering	Offering
	(Excluding Shares	That are	Total Shares	Percentage		Number
	Issuable Upon	Issuable Upon	Beneficially	Beneficially	Number of	of Shares	Percentage
	Exercise of	Exercise of	Owned	Owned Before	Shares	Owned After	Owned
Name and Address of Beneficial Owner	Warrants)	Warrants	Before Offering	Offering(1)	Offered	the Offering(2)	After Offering(1)

Pierce Diversified Strategy Master Fund LLC, Ena(2)	48,000	16,800	64,800	*	64,800	—	*
Piper Jaffray as Custodian FBO
Cedric A. Veum IRA	25,000	5,250	30,250	*	20,250	10,000	*
Piper Jaffray as Custodian FBO
Charles W. Pappas IRA	15,000	5,250	20,250	*	20,250	—	*
Piper Jaffray as Custodian FBO
James B. Wallace SPN/PRO	15,000	5,250	20,250	*	20,250	—	*
Piper Jaffray as Custodian FBO
Michael R. Wilcox IRA	15,000	5,250	20,250	*	20,250	—	*
Piper Jaffray as Custodian FBO
Robert H. Claybourgh	20,000	7,000	27,000	*	27,000	—	*
Richard A. Hoel	15,000	5,250	20,250	*	20,250	—	*
Robert G. Allison	40,000	14,000	54,000	*	54,000	—	*
Sedna Offshore Ltd	139,424	—	139,424	*	101,700	37,724	*
Sedna Partners (QP) LP	451,279	—	457,279	1.5	326,900	124,379	*
Sedna Partners LP	641,147	—	641,147	2.1	462,100	179,047	*
Trellus Small Cap Opportunity Fund, L.P.	180,743	53,172	233,915	*	205,092	28,823	*
Trellus Small Cap Opportunity Offshore Fund Limited	116,830	34,328	151,158	*	132,408	18,750	*
Valor Capital Management LP	402,600	70,000	472,600	1.6	270,000	202,600	*
Whalehaven Capital Fund Limited	370,000	129,500	499,500	1.7	499,500	—	*
William H. Baxter TTEE FBO William H. Baxter	15,000	5,250	20,250	*	20,250	—	*
Woodmont Investments, Ltd.	148,050	—	148,050	*	109,300	38,750	*

*	Represents beneficial ownership of less than 1%.

(1)	There were shares of common 30,120,954 stock outstanding as of November 30, 2006.

(2)	Assumes that all shares registered pursuant to the Registration Statement of which this Prospectus is a part are sold. The selling security holders may sell all, some or none of their shares pursuant to the Registration Statement. The Registration Statement is being filed to register the shares purchased by the selling security holders. None of the selling security holders has informed us of their intent to sell their shares.

(3)	This selling security holder is an affiliate of a registered broker-dealer. This selling security holder purchased the securities in the ordinary course of business with the expectation of reselling the securities. This selling security holder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized share capital stock consists of 130,000,000 shares. Those shares consist of 125,000,000 shares designated as common stock, with a par value of $0.001 and 5,000,000 shares designated as preferred stock, with a par value of $0.001. The only equity securities currently outstanding are shares of common stock. As of November 30, 2006, there were 30,120,954 shares of common stock issued and outstanding.

The following is a summary of the material provisions of the common stock and preferred stock contained in our current certificate of incorporation and bylaws. For additional information about our capital stock, please refer to our certificate of incorporation and bylaws.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to the following:

Dividends.  Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

Voting.  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless cumulative voting for the election of directors is authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Preemptive rights, conversion and redemption.  The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, dissolution and winding up.  Upon liquidation, dissolution or winding up of Tvia, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. The board of directors can fix the number of shares, rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of Tvia.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the Registration Statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of the common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon our being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to us that it acquired the securities subject to the Registration Statement in the ordinary course of such selling security holder’s business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling security holder that it may not use shares registered on the Registration Statement to cover short sales of common stock made prior to the date on which the Registration Statement shall have been declared effective by the Commission. If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders will be responsible for complying with the applicable provisions of the Securities Act and Securities Exchange Act of 1984, as amended, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under the Registration Statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock, other than from the exercise of warrants. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.

EXPERTS

The financial statements as of and for the year ended March 31, 2006, incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and is incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of March 31, 2005 and for each of the two years in the period ended March 31, 2005, incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended March 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. Certain information in the registration statement has been eliminated from this prospectus in accordance with the rules of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the Securities and Exchange Commission. You may access our publicly filed reports and amendments to any of these reports, free of charge on the SEC’s website at http://www.sec.gov. You may also read and copy any of the documents referenced above at the SEC’s Public Reference Room at 100 F Street, N.E., Washington DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1 800 SEC 0330. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended March 31, 2006, as amended on November 22, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006, as amended on November 22, 2006, and September 30, 2006;

•	our Current Reports on Form 8-K, filed with the SEC on June 14, 2006, August 16, 2006, August 17, 2006, August 29, 2006, October 10, 2006, November 7, 2006, November 17, 2006, November 22, 2006, as amended on November 24, 2006, December 6, 2006 (except as to the information furnished pursuant to Item 2.02 and any related exhibits filed pursuant to Item 9.01 (Results of Operations and Financial Condition) of Form 8-K); and

•	our Proxy Statement on Schedule 14-A filed on July 12, 2006.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Tvia, Inc., 4001 Burton Drive, Santa Clara, CA 95054, or call (408) 327-8000.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.